United States securities and exchange commission logo





                            December 9, 2021

       Sumitaka Yamamoto
       Chief Executive Officer
       HeartCore Enterprises, Inc.
       1-2-33, Higashigotanda, Shinagawa-ku
       Tokyo, Japan

                                                        Re: HeartCore
Enterprises, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
12, 2021
                                                            CIK No. 0001892322

       Dear Mr. Yamamoto:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted on November 12, 2021

       Cover Page

   1.                                                   Please disclose
prominently on your cover page that you are a holding company and conduct your business
through your operating subsidiary in Japan. Also, we note your disclosure that you
will be a controlled company following the offering. Please also disclose on the cover
page the Nasdaq corporate governance exemptions you intend to utilize following the
offering.
       Business Overview, page 1

   2. We note that you offer a free version of your CXM Platform. Please clarify the percentage of your customers that
are paying customers. Also, disclose if you have any customers, or
 Sumitaka Yamamoto
HeartCore Enterprises, Inc.
December 9, 2021
Page 2
         generate any revenues, outside of Japan. In this regard, we note disclosure on your website that you have 3,500 customers worldwide.
Prospectus Summary, page 1

3.       We note your auditor is based in the People   s Republic of China.
Disclose in the summary
         and in a risk factor that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Also, disclose that the United States Senate passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Impact of the COVID-19 Pandemic, page 19

4. Please revise your disclosure to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting the impacts as hypothetical. Please quantify the impact on your revenues and any COVID-related costs incurred. Please make conforming revisions in the risk factors and
Management   s
         Discussion and Analysis sections.
Risk Factors
If our software has outages or fails due to defects or similar problems..., page 42

5. You state in this risk factor that "our customers experienced disruptions in using our software during the outage." Please explain the "outage" you refer to and disclose its material impacts on you and your customers.
Capitalization, page 61

6.       Please revise to reflect the noncontrolling interest as part of total
shareholders    deficit on
         an actual basis and as adjusted.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 63

7. We note that you highlight your dollar-based net retention elsewhere in the prospectus.
       Tell us what consideration you have given to including this as a key factor affecting the
FirstName LastNameSumitaka Yamamoto
       results of your operations. Alternatively, tell us what measures you use to manage
Comapany    NameHeartCore
       customer   renewal andEnterprises,  Inc.
                               retention and include such measures here. Refer
to Section III of
       SEC9,Release
December              No. 233-8350.
              2021 Page
FirstName LastName
 Sumitaka Yamamoto
FirstName LastNameSumitaka    Yamamoto
HeartCore Enterprises, Inc.
Comapany9,
December  NameHeartCore
             2021           Enterprises, Inc.
December
Page 3    9, 2021 Page 3
FirstName LastName
Results of Operations
Revenue, page 66

8. In your explanation of the changes in revenue, please clarify the following:

                In your discussion of software as a service, explain a stock-type business model and how it will result in higher revenue each year; and

                In your discussion of software development and other services,
define    business
              DX.
Liquidity and Capital Resources, page 70

9. Please revise to clarify whether your currently available cash resources, without additional borrowings from banks and principal shareholders, will be sufficient to meet your working capital needs in the next 12 months. Indicate whether you will require these borrowings to meet your short-term cash requirements, and, if so, describe the terms of such funding.
Corporate History and Structure
Corporate Structure, page 81

10. Please explain why your organizational structure prior to the offering indicates that
         HeartCore Co,. Ltd. (Japan) is 100% owned by HeartCore Enterprises, Inc. (Delaware).
         In this regard, we note from disclosures elsewhere in your filing that you own 97.5% of
         HeartCore Co., Ltd. In addition, tell us how the organizational structure after the offering
         reflects the impact of the Company   s purchase of 278 shares of
HeartCore Japan from
         Dentsu Digital expected to occur upon the effectiveness of your registration statement in accordance with the stock purchase agreement entered into on August 10, 2021.
Description of Business
Customers, page 96

11. Please tell us the basis used to select customers highlighted in the graphic on page 96.
         Refer to Securities Act Forms C&DI Question 101.02.
Certain Relationships and Related Party Transactions, page 125

12. We note that as of December 31, 2020 and 2019, you had related party balances of
         $23,926 and $8,342, respectively, from your CEO. Section 402(a)(k)(1) of the Sarbanes-
         Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure this arrangement will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to this loan.
 Sumitaka Yamamoto
FirstName LastNameSumitaka    Yamamoto
HeartCore Enterprises, Inc.
Comapany9,
December  NameHeartCore
             2021           Enterprises, Inc.
December
Page 4    9, 2021 Page 4
FirstName LastName
Index to Financial Statements
Notes to Consolidated Financial Statements, page F-7

13. Please disclose the amount of revenues for each of your products and services or each group of similar products and services. In this regard, we note from the graphic on the top of page 82 that the Content Management Services Division is comprised of one unit and the Digital Transformation Division is comprised of three units. Refer to ASC 280-10-50-
         40.
14. Please disclose the amount of revenue and long-lived assets attributed to Japan and attributed to all foreign countries in total, with any material amounts attributed to an individual foreign country disclosed separately. Refer to ASC 280-10-50-41.
Note 2 - Summary of Significant Accounting Policies
Lease - Lessee, page F-9

15. Please describe the significant assumptions and judgments made with regard to allocating contract consideration between lease and nonlease components of your lease contracts. In this regard, we note from your disclosure on page 104 that the terms of your office leases provide for payments for a share of the building operating expenses such as taxes and maintenance. Refer to ASC 842-20-50-3(c)(2).
Revenue Recognition, page F-10

16. In your accounting policy for revenue from on-premise software, you indicate that revenues under the bundled arrangements are allocated based on the relative standalone selling prices of on-premise software and maintenance and support service. Please revise to describe the methods and assumptions used to determine the standalone selling price for each of these performance obligations. Refer to ASC 606-10-50-20(c).
17. You disclose that revenue from software development and other miscellaneous services is recognized when the promised services are delivered and accepted by the customers.
         Please clarify whether the timing of satisfaction of the performance obligations is over time or at a point in time. Also describe the methods used to recognize revenue over time or the significant judgments involved in evaluating when the customer obtains control of the services for performance obligations satisfied at a point in time. Refer to ASC 606-
         10-50-17 through 50-19.
Note 10 - Income Taxes, page F-19

18. Please revise to disclose the components of income (loss) before income tax provision as either domestic or foreign, in addition to the current and deferred income taxes applicable to each major component. Refer to Rule 4-08(h)(1) of Regulation S-X. Sumitaka Yamamoto
FirstName LastNameSumitaka    Yamamoto
HeartCore Enterprises, Inc.
Comapany9,
December  NameHeartCore
             2021           Enterprises, Inc.
December
Page 5    9, 2021 Page 5
FirstName LastName
Note 11 - Stock Based Compensation, page F-21

19.      You indicate that there are 194 of the Company   s stock options
issued and unvested as of
         December 31, 2020. Please reconcile or revise the number of options issued and unvested to the number of common shares assumed upon conversion of the share repurchase liability used in your computation of diluted earnings per share on page F-22. In this regard, your financial statement disclosure should be retrospectively adjusted to give effect to the recapitalization.
20. Please provide a summary of stock options granted for the twelve months preceding the filing of this draft registration statement. Please provide the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock.
         Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Laura Anthony